Exhibit 3.5

CERTIFICATE OF CORRECTION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.             The name of the corporation is Cyclacel Pharmaceuticals, Inc.

2.             A Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed by the Secretary of State of Delaware on December 15, 2023. Said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.             The inaccuracy or defect of said Certificate is as follows: Scrivener’s error including the number 12,642,822 instead of the number 15.

4.             Article FOURTH of said Certificate is corrected to read as follows:

“Effective as of 5:00 p.m., New York City time, on December 15, 2023 (the “Effective Time”), each fifteen (15) shares of Common Stock issued and outstanding or held as treasury shares immediately prior to the Effective Time (the “Old Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified, combined and converted into one (1) share of Common Stock (the “New Common Stock”) (such reclassification, combination and conversion, the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to holders of record of Old Common Stock as of the Effective Time. In lieu thereof, each holder of record of Old Common Stock as of the Effective Time that would otherwise be entitled to receive a fractional share of New Common Stock as a result of the Reverse Stock Split shall be entitled to receive, upon surrender of certificates representing such Old Common Stock, a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the then-prevailing price as reported by The Nasdaq Stock Market (or if such price is not available, then such other price as determined by the Board of Directors). The ownership of a fractional share of New Common Stock shall not give the holder any voting, dividend or other rights, except the right to receive the cash payment described in the immediately preceding sentence. Whether or not the Reverse Stock Split would result in fractional shares for a holder of record of Old Common Stock as of the Effective Time shall be determined on the basis of the total number of shares of Old Common Stock held by such holder of record as of the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, combined and converted in the Reverse Stock Split (as well as the right to receive cash in lieu of fractional shares as described above). The New Common Stock issued in the Reverse Stock Split shall have the rights, preferences and privileges as the Common Stock.”

5.       This Certificate of Correction was filed by the Secretary of State of Delaware on December 15, 2023.

/s/ Spiro Rombotis
By:	Spiro Rombotis
Its:	President and Chief Executive Officer